

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. Herman F. Dick, Jr.
Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, OH 43228-0183

> **Re:** **Core Molding Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **File No. 001-12505**

Dear Mr. Dick:

      We have completed our review of your filings and do not have any further comments at this time.

      Sincerely,

      John Cash
      Accounting Branch Chief